FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of December, 2005
		 		  ---------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[ ] 		Form 40-F [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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This report and the information contained therein shall not be deemed to be filed pursuant to Rule 13a-16 of the Act. However, such report and the information contained therein shall be deemed incorporated by reference into all of the Company's outstanding registration statements on Forms F-3 or S-8 as well as Registration No. 333-126997 on Form F-10 under the Securities Act of 1933.

For Immediate Release
December 23, 2005

	Crystallex announces Closing of Hedge Book and
	    Restructuring of Standard Bank Debt

TORONTO, ONTARIO, December 23, 2005 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) announced today that its subsidiaries have restructured their outstanding obligations to Standard Bank Plc to close out all outstanding gold forward sales and call option transactions and amend its existing credit agreement.

Todd Bruce, President and CEO of Crystallex commented, "The Company has, for some time, been executing a program to eliminate its hedge book exposure and we are pleased to have closed out all remaining gold forward sales and call options transactions in a restructured loan arrangement with Standard Bank which will permit Crystallex to significantly extend the payment period, and more predictably manage its cashflow in a rising gold price environment."

Pursuant to the restructuring, (1) the gold forward sales and call options transactions have been closed out and the resulting liabilities of approximately US$14.4 million have been converted into a fully drawn term loan facility, which will be partially amortized over the next three years and will mature on December 31, 2008 and (2) the payment obligations with respect to the approximately US$2.05 million outstanding under the existing credit agreement and payable in January 2006 will be restructured and coordinated with the payment terms of the new term loan facility. Crystallex's guarantee will continue to apply to its subsidiaries' obligations under the term loan facility and the restructured credit agreement. The obligations under the restructured credit agreement continue to be secured by charges against certain mining properties (other than the Las Cristinas
Project and the Lo Increible operations) and a pledge of securities of certain Crystallex subsidiaries.

The principal amounts outstanding from time to time under the term loan facility and the restructured credit agreement bear interest at a rate per annum equal to LIBOR plus 2.5%. Crystallex's subsidiaries are required to make a single aggregate payment of US$150,000 per month on account of interest and principal under the term loan facility and the restructured credit agreement. They are also required to make additional principal repayments under the term loan facility and the restructured credit agreement in certain circumstances, including the issuance of equity or convertible or exchangeable debt securities of Crystallex and its subsidiaries other than pursuant to existing credit arrangements.

US$7.5 million of the principal amount outstanding under the term loan facility is exchangeable at the option of Standard Bank for Crystallex common shares at a price per common share equal to the lesser of the average market price of Crystallex common shares on the Toronto Stock Exchange ("TSX") for the five trading days preceding December 23, 2005 and the average market price of Crystallex common shares on the TSX for the five trading days preceding the exchange date. The exchange price per common share may not be less than C$2.00. Crystallex may require Standard Bank to exercise its exchange right if the average market price of Crystallex common shares on the TSX for any five trading days after April 24, 2006 exceeds C$4.40. If Standard Bank does not exercise all of its exchange right in these circumstances, the remainder of the exchangeable portion of the debt under the term loan facility becomes non-exchangeable. The exchangeable portion of the debt under the term loan facility ranks subordinate by its terms to the senior unsecured notes of the Company due December 2011.

About  Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
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						   (Registrant)


Date   December 28, 2005    		     	By    /s/ Daniel R. Ross
-------------------------			--------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel
*Print the name and title of the signing officer under his signature